SUPPLEMENT TO THE OFFER TO PURCHASE

                     TEMPLE-INLAND ACQUISITION CORPORATION
                      AN INDIRECT, WHOLLY-OWNED SUBSIDIARY
                                       OF

                               TEMPLE-INLAND INC.
                   HAS AMENDED ITS OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                                       OF

                         GAYLORD CONTAINER CORPORATION
                             AT AN AMENDED PRICE OF

                              $1.25 NET PER SHARE

  THE PARTIES HAVE AGREED THAT THE OFFER PRICE WILL BE AMENDED FROM $1.80 PER SHARE TO $1.25 PER SHARE. THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
            CITY TIME, ON MONDAY, JANUARY 7, 2002, UNLESS EXTENDED.

     Temple-Inland Acquisition Corporation (the "Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), hereby amends with this supplement (this "Supplement") its offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (the "Rights" and, together with the Common Stock, the "Shares") at an amended purchase price of $1.25 per Share, net to the seller in cash, without interest thereon (such amount, or such other amount per Share paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), and further extends the Expiration Date for the Offer to midnight, New York City time, January 7, 2002, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (as amended and supplemented hereby, the "Offer to Purchase") and in the related revised Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal" which, together with the Offer to Purchase and this Supplement, collectively constitute the "Offer").

     The purpose of this Supplement is to highlight certain factors that should be considered by stockholders in evaluating the Offer and to clarify and amend certain matters contained in the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction therewith. Capitalized terms used and not otherwise defined in this Supplement shall have the respective meanings assigned to such terms in the Offer to Purchase.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     THE OFFER PRICE HAS BEEN REDUCED FROM $1.80 PER SHARE TO $1.25 PER SHARE FOR THE REASONS DISCUSSED BELOW UNDER "TERMS OF THE OFFER."

     THE COMPANY'S BOARD OF DIRECTORS, BASED UPON THE RECOMMENDATION OF ITS INDEPENDENT SPECIAL COMMITTEE AMONG OTHER FACTORS, HAS UNANIMOUSLY (1) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (2) APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND (3) RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT

THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT, AS AMENDED, AND THE MERGER.

     THE OFFER CONTINUES TO BE CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES THAT, TOGETHER WITH THE SHARES THEN OWNED BY PARENT AND THE PURCHASER, REPRESENTS AT LEAST TWO-THIRDS OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS AND (2) THE RECEIPT BY THE DEPOSITARY OF THE VALID AND UNWITHDRAWN TENDER OF THE COMPANY'S
9 3/8% SENIOR NOTES DUE 2007, 9 3/4% SENIOR NOTES DUE 2007 AND 9 7/8% SENIOR SUBORDINATED NOTES DUE 2008 (COLLECTIVELY, THE "NOTES") (AND RELATED CONSENTS) REPRESENTING AT LEAST 90% IN AGGREGATE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES OF EACH SUCH SERIES (THE "MINIMUM NOTE CONDITION"), PURSUANT TO PARENT'S SEPARATE OFFERS TO PURCHASE SUCH NOTES. THE OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS SET FORTH IN THE OFFER TO PURCHASE. PLEASE READ THE INTRODUCTION AND SECTIONS 1 AND 15 OF THE OFFER TO PURCHASE, WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER. THE HSR CONDITION WAS SATISFIED AS OF OCTOBER 15, 2001.

     PROCEDURES FOR TENDERING SHARES ARE SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE AND SECTION 2 OF THIS SUPPLEMENT.

1.  TERMS OF THE OFFER.

     The Offer Price has been reduced to $1.25 per Share from the Purchaser's original Offer Price of $1.80 per Share. Although the expiration dates of the Offer and the Notes Tender Offers have been extended on three occasions, the Minimum Note Condition has not been satisfied as of the date hereof. The reduction in the Offer Price was negotiated between Parent and the Company to provide part of the funding for the additional consideration to be offered in the Notes Tender Offers, the terms of which have been amended and supplemented concurrently with the issuance of this Supplement. The consideration offered in the Notes Tender Offers has been increased to induce additional holders of the Notes to tender an aggregate principal amount of Notes sufficient to satisfy the Minimum Note Condition. Concurrently with the amendment to the Offer Price, certain current and former senior executives have agreed to a reduction in the benefits that they would be entitled to receive under their employment or severance arrangements or pursuant to the Company's Supplemental Executive Retirement Plan as a result of the consummation of the Merger. These reductions are in an aggregate amount of approximately $16.9 million. Parent will also provide approximately $38.1 million in additional funds to further increase the total consideration offered in the Notes Tender Offers. Parent estimates that the total amount of funds required to consummate the Offer and the Merger at the revised Offer Price and the Notes Tender Offers assuming tender of all the Notes pursuant to the revised terms of the Notes Tender Offers, and to satisfy all bank debt and other senior secured obligations, is approximately $841 million, plus any related transaction fees and expenses and severance amounts.

     The amended Offer Price of $1.25 represents a premium of approximately 81% over the closing sale price per Share on September 27, 2001, the last full trading day prior to the initial public announcement that the Company and Parent had executed the Merger Agreement.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment), all stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered prior to the date of this Supplement) in accordance with the procedures set forth in Section 3 of the Offer to Purchase and Section 2 of this Supplement on or prior to the Expiration Date will receive the amended Offer Price. The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, January 7, 2002, unless and until the Purchaser, in its sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Upon consummation of the Merger, stockholders that did not tender into the Offer will also receive a reduced Merger Consideration of $1.25 per Share, subject to any dissenter's rights properly exercised under Delaware law.

2.  TENDER OF SHARES; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     The revised green Letter of Transmittal and the revised gold Notice of Guaranteed Delivery distributed with this Supplement may be used to tender Shares. Tendering stockholders may also continue to use the original blue Letter of Transmittal and original grey Notice of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Shares.

     STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE OFFER, AS AMENDED, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE OFFER PRICE OF $1.25 PER SHARE PURSUANT TO THE OFFER, IF SHARES ARE ACCEPTED AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER.

     IF A STOCKHOLDER WHO HAS ALREADY TENDERED SHARES WISHES TO WITHDRAW SUCH TENDER AS A RESULT OF THE AMENDED OFFER PRICE OR OTHERWISE, SUCH STOCKHOLDER SHOULD COMPLY WITH THE PROCEDURES SET FORTH UNDER "WITHDRAWAL RIGHTS" IN SECTION 4 OF THE OFFER TO PURCHASE. WITHDRAWALS OF SHARES MAY NOT BE RESCINDED. ANY SHARES PROPERLY WITHDRAWN WILL THEREAFTER BE DEEMED NOT TO HAVE BEEN VALIDLY TENDERED FOR PURPOSES OF THE OFFER. WITHDRAWN SHARES MAY BE RE-TENDERED AT ANY TIME PRIOR TO THE EXPIRATION DATE BY FOLLOWING THE PROCEDURES DESCRIBED IN
SECTION 3 OF THE OFFER TO PURCHASE AND THIS SECTION 2.

3.  PRICE RANGE OF SHARES.

     The high and low closing sale prices per Share on the American Stock Exchange for the Fourth Quarter of Fiscal Year 2001 were $1.30 and $0.60, respectively, and for the First Quarter of Fiscal Year 2002 (through November 30, 2001) were $1.30 and $0.93, respectively. On November 30, 2001, the last full trading day prior to the public announcement of the execution of Amendment No. 1 (as defined below) to the Merger Agreement and the amendment to the terms of the Offer upon the terms set forth in this Supplement, the reported closing sale price per Share was $0.93.

     The amended Offer Price of $1.25 represents an approximately 81% premium over the closing sale price per Share on the last full trading day prior to public announcement that the Company and Parent had originally executed the Merger Agreement.

4.  THE MERGER AGREEMENT; OTHER ARRANGEMENTS.

  The Merger Agreement

     Parent, the Purchaser and the Company have entered into an Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 30, 2001 ("Amendment No. 1"). Amendment No. 1 amends the Merger Agreement, and all annexes, schedules, exhibits and attachments thereto, to reflect the change in the Offer Price from $1.80 to $1.25 per Share and indicates that all references to the Offer and the Merger shall refer to the Offer and Merger as amended to reflect such new Offer Price. Amendment No. 1 also amends certain other provisions as discussed below.

     Reduction of Certain Executive Payments. Amendment No. 1 amends the Merger Agreement to reflect the agreement between Parent and the Company to reduce the benefits certain current and former senior executives would be entitled to receive under their employment or severance arrangements or pursuant to the Company's Supplemental Executive Retirement Plan as a result of the consummation of the Merger. These reductions are in an aggregate amount of approximately $16.9 million. See also Section 5 herein.

     Final Extension and Acceptance Date. Amendment No. 1 amends the Merger Agreement to permit Parent to extend the Offer or the Notes Tender Offers until February 28, 2002 without the consent of the Company (unless a later extension is required to comply with any rule, regulation or interpretation of the SEC).

  Stockholders Agreement

     Parent, the Purchaser and certain stockholders of the Company have entered into Amendment No. 1 to the Stockholders Agreement, dated as of November 30, 2001, to make clear that the purchase price for Shares tendered by such stockholders has been reduced from $1.80 to $1.25 per Share, in accordance with the reduction in the Offer Price in the Merger Agreement.

  Stock Option Agreement

     Parent and the Company have entered into Amendment No. 1 to the Stock Option Agreement, dated as of November 30, 2001, to reduce the Exercise Price (as defined in the Stock Option Agreement) from $1.80 to $1.25 per Share, in accordance with the reduction in the Offer Price in the Merger Agreement.

5.  CERTAIN EFFECTS OF THE OFFER.

     Agreement to Reduce Certain Senior Executive Contractual Benefits.  Marvin
A. Pomerantz, Chairman and Chief Executive Officer of the Company, and Warren J. Hayford, a director of the Company, have agreed to a 50% reduction in the supplemental retirement payments each would be entitled to receive under his employment agreement upon consummation of the Merger. These 50% reductions are equal to approximately $4.0 million and $1.9 million, respectively.

     Daniel P. Casey, Vice Chairman and Chief Financial Officer of the Company, has agreed to a 50% reduction in the combined benefits he would be entitled to receive under the Supplemental Executive Retirement Plan and his severance agreement upon consummation of the Merger. This 50% reduction is equal to approximately $3.5 million.

     Dale E. Stahl, an employee of Parent and former President of the Company, has agreed to a 50% reduction in the benefits he would be entitled to receive under the Supplemental Executive Retirement Plan upon consummation of the Merger. This 50% reduction is equal to approximately $1.7 million.

     Michael J. Keough, President and Chief Operating Officer of the Company, has agreed to a 40% reduction in the combined benefits he would be entitled to receive under the Supplemental Executive Retirement Plan and his severance agreement upon consummation of the Merger. This 40% reduction is equal to approximately $2.0 million.

     Lawrence G. Rogna, Senior Vice President of the Company, has agreed to a 30% reduction in the combined benefits he would be entitled to receive under the Supplemental Executive Retirement Plan and his severance agreement upon consummation of the Merger. This 30% reduction is equal to approximately $1.4 million.

     Four additional executives have agreed to reductions ranging from 20% to 30% in the combined benefits each would be entitled to receive under the Supplemental Executive Retirement Plan, his individual severance agreement and other employment arrangements upon consummation of the Merger. The total reduction for these four executives is equal to approximately $2.5 million.

     The aggregate amount of these benefit reductions is equal to approximately $16.9 million, or approximately 43%, of the total contractual benefits these ten current or former executives would be entitled to receive.

     In addition, the Company has agreed to make payable at the consummation of the Merger all obligations payable under the severance agreements of seven current executives (including Messrs. Casey, Keough and Rogna) as if the employment of each is terminated at such time.

6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds required by the Purchaser to consummate the Offer and the Merger at the revised Offer Price is estimated to be approximately $70 million, plus any related transaction fees and expenses, including severance amounts. Parent estimates that the total amount of funds required to consummate the Offer and the Merger at the revised Offer Price and the Notes Tender Offers, assuming tender of all the Notes pursuant to the revised terms of the Notes Tender Offers, and to satisfy all the bank debt and other senior secured obligations, is approximately $841 million, plus any related transaction fees and expenses and severance amounts.

     On November 30, 2001, Parent amended its commitment letter with Citibank, N.A. and Salomon Smith Barney Inc. to extend the termination date to February 28, 2002. The related amendment letter and the original commitment letter, by which Citibank intends to make available up to $900,000,000 under a 364-day credit facility, have been filed as exhibits to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act with the SEC in connection with the Offer. The above summary is not a complete description of the terms and conditions of the commitment letter, as amended, and is qualified in its entirety by reference to the full text of the commitment letter.

7. BACKGROUND OF THE OFFER SINCE SEPTEMBER 27, 2001; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY SINCE SEPTEMBER 27, 2001.

     After the execution of the Merger Agreement on September 27, 2001, Parent and the Purchaser proceeded to take actions necessary to allow the Offer and Merger to be consummated at the earliest practicable time. These actions included, among others, commencing on September 28, 2001 the Offer and, through Inland Container Corporation I, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Note Subsidiary"), the Notes Tender Offers and making the required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

     On October 1, 2001, a lawsuit entitled Absolute Recovery Hedge Fund, L.P., Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank (the "Litigation"), was filed in the United States District Court for the Southern District of New York by plaintiffs seeking to assert claims on behalf of a class of all holders of the Company's 9 3/8% Senior Notes due 2007 and 9 3/4% Senior Notes due 2007 (collectively, the "Senior Notes").

     On October 1, 2001, M. Richard Warner, Chief Administrative Officer of Parent, had a telephone conversation with Daniel P. Casey, Vice Chairman and Chief Financial Officer of the Company, regarding (1) the market reaction to the Offer and the response of significant noteholders to the Notes Tender Offers, and (2) the Litigation and the response of Parent and the Company to the lawsuit.

     On October 9, 2001, the plaintiffs in the Litigation filed a Motion for a Temporary Restraining Order, seeking, among other things, to prevent the consummation of the Offer and Notes Tender Offers.

     On October 10, 2001, Parent and the Purchaser filed papers in opposition to the Motion for a Temporary Restraining Order and the Company also filed papers in opposition to the Motion for a Temporary Restraining Order. On that same date, the plaintiffs in the Litigation filed an amended complaint against Parent, the Purchaser, the Company, State Street Bank and Trust Company and Fleet National Bank.

     On October 10, 2001, Messrs. Warner and Casey had a telephone discussion regarding a letter, dated October 10, 2001, from counsel representing a group of noteholders with interests in more than 50% of the aggregate principal amount of each series of Notes (the "Majority Noteholders"), advising the Company that the Majority Noteholders did not intend to tender their Notes into the Notes Tender Offers at the original purchase prices for the Notes.

     On October 11, 2001, the parties in the Litigation agreed to extend to October 26, 2001 the consent payment deadline and related withdrawal deadline with respect to the Notes Tender Offers to correspond with the expiration dates of the Offer and Notes Tender Offers on October 26, 2001. On that same date, Parent, through Note Subsidiary, extended these dates.

     On October 15, 2001, the parties in the Litigation agreed to delay, without prejudice, the preliminary injunction hearing scheduled for October 23, 2001, and to suspend discovery and activities related thereto, in order to permit time for negotiations among Parent, the Company and the Majority Noteholders. The parties further agreed that in the event that a new or different tender offer is announced by Parent, the Notes Tender Offers will be kept open for an additional period of at least twelve days after such revised terms or agreement is publicly announced.

     On October 15, 2001, the waiting period under the HSR Act expired without any regulatory challenge under the HSR Act to the consummation of the Offer or the Merger.

     On October 24, 2001, Messrs. Warner and Casey had a telephone discussion regarding a potential extension of the expiration dates for the Offer and Notes Tender Offers.

     On October 26, 2001, Kenneth M. Jastrow, Chairman and Chief Executive Officer of Parent, met with Marvin A. Pomerantz, Chairman and Chief Executive Officer of the Company, to discuss alternative pricing allocations to induce the Majority Noteholders to tender their Notes. On that same date, Messrs. Warner and Casey had a telephone discussion regarding pursuing an agreement from the Majority Noteholders to tender their Notes and the process for obtaining information from the Majority Noteholders on an alternative proposal for the structure of the transaction.

     On October 29, 2001, the Purchaser and Note Subsidiary extended the Offer and Notes Tender Offers until 12:00 midnight, New York City time, on Friday, November 9, 2001.

     On November 2, 2001, a meeting of Parent's Board of Directors was held at which meeting the directors reviewed the transaction, the response of noteholders and stockholders to the transaction, the Litigation, the initial extension of the expiration dates for the tender offers, alternative pricing proposals for the Notes Tender Offers, and the general strategy for meetings and communication with the Majority Noteholders. Parent's Board of Directors approved continuing to develop alternative pricing proposals for the Notes Tender Offers and continuing negotiations with the Company for an amendment to the Merger Agreement to implement any such proposals.

     On November 7, 2001, Messrs. Jastrow and Warner and representatives of Salomon Smith Barney met with representatives of the Majority Noteholders in Boston to discuss the Majority Noteholders' position on the Notes Tender Offers and proposals regarding alternative pricing and transaction structures.

     On November 8, 2001, Messrs. Warner and Casey had a telephone conversation to discuss the content and context of the negotiations with the representatives of the Majority Noteholders.

     On November 8, 2001, at a regular meeting of the Company's Board of Directors, Mr. Pomerantz reviewed with the Board his recent discussions with Parent concerning the tender offers and his understanding of Parent's recent discussions with the representatives of the Majority Noteholders. The Board then reviewed the feasibility and probability of success of the tender offers, discussed negotiating strategies and other issues germane to the transaction and discussed the formation of an independent special committee to review and evaluate the terms and structure of the transaction.

     On November 9, 2001, Messrs. Jastrow and Pomerantz had a telephone discussion regarding the Company's position on restructuring the tender offers. On that same date, Messrs. Warner and Casey also had a telephone discussion regarding the Company's position on restructuring the tender offers and regarding the conditions for extension.

     On November 10, 2001, Messrs. Jastrow and Pomerantz had further telephone discussions regarding a restructuring of the tender offers. On that same day, Messrs. Warner and Casey had a telephone conversation regarding the negotiation and approval process for an alternative transaction structure involving a reduction in the Offer Price for the Offer and a reduction in benefits payable under certain employment and severance arrangements and the Company's Supplemental Executive Retirement Plan and the role that a special committee of the Company's independent directors would play in the process.

     On November 11, 2001, Messrs. Warner and Casey had a telephone conversation regarding the extension of the expiration dates for the Offer and Notes Tender Offers.

     On November 11, 2001, the Company's Board of Directors held a special meeting at which Mr. Pomerantz again reviewed with the Board his recent discussions with Parent concerning the tender offers and his understanding of Parent's recent discussions with the representatives of the Majority Noteholders. The Board again reviewed the feasibility and probability of success of the tender offers and discussed negotiating strategies and other issues germane to the transaction. The Board then renewed its discussion of a special committee and, after deliberation and consideration, established the Independent Special Committee, comprised of independent directors Mary Sue Coleman, Charles
S. Johnson and Jerry W. Kolb, to consider, evaluate and make a recommendation with respect to the Offer or any proposed new transaction with Parent and to determine the advisability and fairness of the Offer or any new transaction with Parent with respect to such constituencies of the Company as the Independent Special Committee may determine is necessary, appropriate or advisable. The Independent Special Committee also was authorized to retain independent legal and financial advisors at the Company's expense.

     On November 12, 2001, the Purchaser and Note Subsidiary extended the Offer and Notes Tender Offers until 12:00 midnight, New York City time, on Friday, November 16, 2001. On that same date, Messrs. Warner and Casey had a telephone discussion regarding an alternative pricing allocation structure.

     On November 13, 2001, the Independent Special Committee met. At that meeting, the Independent Special Committee unanimously ratified the selection and retention by Mr. Kolb of Morris, Nichols, Arsht & Tunnell as independent counsel to the Independent Special Committee, and the selection and retention of Mesirow Financial, Inc. ("Mesirow") as the Independent Special Committee's independent financial advisor. During the meeting, representatives of Mesirow reported on the progress of their due diligence and matters discussed in meetings with members of the Company's management, and outlined Mesirow's understanding to that date of the Company's liquidity situation, including the nature and amount of the Company's debt, the prospects for the Company negotiating for relief from certain debt covenants applicable at the end of the calendar year, and management's projections that it may need to sell certain assets during fiscal year 2002 to meet the Company's debt obligations. Mesirow also discussed with the Independent Special Committee certain of the financial analyses it would apply in advising the Independent Special Committee. Following the report from Mesirow, the Independent Special Committee's counsel reviewed the principal terms of the Offer and the Independent Special Committee's duties in making a recommendation with respect to the Offer or any proposed new transaction with Parent. Thereafter, the Company and the Independent Special Committee executed an engagement letter with Mesirow, dated as of November 14, 2001, pursuant to which the Independent Special Committee engaged Mesirow as its financial advisor for purposes of the Independent Special Committee's work with respect to a proposal by Parent.

     On November 14, 2001, Messrs. Warner and Casey had a telephone discussion regarding an alternative pricing structure and an agreement to propose a reduction in the Offer Price from $1.80 to $1.25, a reduction in benefits payable under certain employment and severance arrangements and the Company's Supplement Executive Retirement Plan to certain current and former senior executives of the Company and an increase in the purchase prices for the Notes.

     On November 15, 2001, Messrs. Warner and Casey had a telephone conversation regarding the status of discussions with certain current and former senior executives regarding a reduction in their benefits under certain employment and severance arrangements and the Company's Supplement Executive Retirement Plan, the timing of meetings, and the extension of the expiration dates for the Offer and Notes Tender Offers.

     On November 15, 2001, the Independent Special Committee met with its financial and legal advisors. During the meeting the Company's senior management updated the Independent Special Committee on the status of the tender offers. The Company's senior management then described to the Independent Special Committee a proposal for a revised Offer, which management desired to present to Parent and which management believed would encourage more holders of Notes to tender their Notes in the Notes

Tender Offers and, as a result, facilitate completion of the Offer. The proposal included an increase in the prices that Parent would offer for the Notes, an increase in the funds to be provided by Parent, a reduction in the Offer Price, and a reduction in benefits payable under certain employment and severance arrangements and the Company's Supplemental Executive Retirement Plan to certain current and former senior executives of the Company. Mesirow made a presentation to the Independent Special Committee during which Mesirow, among other things, noted that the terms of the original Offer and the original Notes Tender Offers included a premium to the pre-tender offer closing prices of the Shares and each series of the Notes, reviewed the Company's current debt obligations and noted that years of positive free cash flow were largely offset by years of negative free cash flow, that the Company was at risk of defaulting on certain loan covenants on December 31, 2001 and that under management's projections asset sales would be required in 2002 for the Company to meet its debt obligations. Accordingly, Mesirow expressed to the Independent Special Committee Mesirow's view that there was a risk to the Company's stockholders and unsecured creditors that the Company's financial condition would, absent a transaction, continue to deteriorate.

     Mesirow's analyses included a selected company analysis, a selected precedent transactions analysis, a discounted cash flow analysis (based upon downside, base and upside case projections provided by management), and analyses of the build up of asset values on a going concern basis, on a liquidation basis and on a hypothetical bankruptcy basis, based on valuations and projections prepared by management of the Company. Mesirow also noted that the Company and its advisors had engaged in extensive efforts to market the Company without success, other than Parent's Offer.

     Following Mesirow's presentation, counsel advised the Independent Special Committee regarding its fiduciary duties and the range of legal and practical factors to be considered by the Independent Special Committee in the exercise of its business judgment. Based on these factors, the Independent Special Committee unanimously determined that it would be in the best interests of the Company and each of its constituencies to complete a transaction with Parent and that the allocation of the consideration under the revised Offer is fair and offers a reasonable allocation of consideration that could be accepted by the Company's constituencies and result in a transaction that could satisfy the conditions of the revised Offer.

     On November 16, 2001, Messrs. Jastrow and Pomerantz had a telephone discussion regarding the proposed revised Offer and Notes Tender Offers and agreed to proceed with the negotiation of a revised Merger Agreement to incorporate the proposed pricing and allocation.

     On November 16, 2001, the Company's Board of Directors held a special meeting and the Company's senior management updated the Board on the status of the tender offers. Senior management then described for the Board its proposal for a revised Offer and the Independent Special Committee noted its preliminary endorsement of the proposal. The Company's outside legal counsel then reviewed the fiduciary duties of the directors. After a discussion of the terms, structure and value of the proposal and other related matters, the Board directed management to present the new proposal to Parent.

     On November 19, 2001, the Purchaser and Note Subsidiary extended the Offer and Notes Tender Offers until 12:00 midnight, New York City time, on Friday, November 30, 2001.

     On November 23, 2001, Messrs. Jastrow and Pomerantz continued their telephone discussions regarding the proposed revised Offer and Notes Tender Offers. On that same date, Messrs. Warner and Casey continued their telephone discussions regarding the proposed revised Offer and the timing and announcement of a revised Offer.

     On November 26, 2001, Messrs. Jastrow and Pomerantz continued their telephone discussions regarding the proposed revised Offer and Notes Tender Offers. On that same date, Messrs. Warner and Casey continued their telephone discussions regarding the proposed revised Offer and the timing and announcement of a revised Offer.

     On November 28, 2001, the Independent Special Committee met to consider the proposed financial terms and conditions of the revised Offer and the Merger. At that meeting, the Independent Special Committee's counsel again reviewed the Independent Special Committee members' fiduciary duties in considering the terms of the proposed revised transaction. The Independent Special Committee's financial advisor further advised the Independent Special Committee on financial matters, including among other things updated analyses of the build up of asset values on a liquidation basis and on a hypothetical bankruptcy basis, and of the premium to the closing prices of the Shares and each series of the Notes. The Independent Special Committee then discussed the presentations it had received at this and other Independent Special Committee meetings, the scope and history of the Company's negotiations with Parent, the status of the $1.80 original Offer and the concurrent Notes Tender Offers, and other matters. Following such discussion, the Independent Special Committee unanimously (1) determined that it would be in the best interests of the Company and each of its constituencies to complete a transaction with the Purchaser and that the allocation of the consideration under the revised Offer is fair and offers a reasonable allocation of consideration that could be accepted by the Company's constituencies and result in a transaction that could satisfy the conditions of the revised Offer and (2) recommended that the Board of Directors approve and adopt the Merger Agreement and the Merger.

     Following the Independent Special Committee meeting, the full Board of Directors met in a special meeting, along with the Company's financial and legal advisors, to consider the proposed financial terms and conditions of the revised Offer and the Merger. At that meeting, the Company's legal advisors again reviewed the directors' fiduciary duties in considering the terms of the proposed revised transaction, including the principal terms and conditions of the proposed Amendment No. 1 to the Merger Agreement. Members of the Company's management reviewed with the Board the Company's business, market conditions and prospects. The Company's financial advisors further advised the Board on financial valuation matters and each of Deutsche Banc and Rothschild provided its oral opinion (subsequently confirmed in writing) to the Board that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in its written opinion, the $1.25 in cash per Share to be received by the stockholders in the revised Offer and the Merger was fair, from a financial point of view, to such holders. The Board then discussed the presentations and the drafts of the various documents it had received at this and other Board meetings and further discussed the terms and conditions of other business combinations in the Company's industry deemed relevant, the scope and history of the Company's negotiations with Parent, the status of the $1.80 original Offer and the concurrent Notes Tender Offers, and other matters. The Board then unanimously (1) determined that the terms of the revised Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the revised Offer and the Merger, and the Stock Option Agreement and the transactions contemplated thereby and (3) recommended that the Company's stockholders accept the revised Offer, tender their Shares pursuant to the revised Offer and, if necessary, approve and adopt the Merger Agreement and the Merger. The Board then reaffirmed the formation of the Subcommittee and the Subcommittee's authority to approve any nonsubstantive changes to the Merger Agreement and related documents.

     On November 30, 2001, Parent's Board of Directors acted by unanimous written consent and declared that the Offer and Merger, each as amended, were fair to, and in the best interests of, Parent and its stockholders and unanimously adopted, approved and declared advisable Amendment No. 1 to the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, as amended.

     On November 30, 2001, the Company's Subcommittee of the Board acted by unanimous written consent and approved the changes and modifications to the form, terms and provisions of Amendment No. 1 to the Merger Agreement and related documents occurring since November 28, 2001.

     On November 30, 2001, Amendment No. 1 to the Merger Agreement was executed by Parent, the Purchaser and the Company.

     On December 3, 2001, Parent and the Company issued a joint press release announcing the execution of Amendment No. 1 to the Merger Agreement and their intention to amend the Offer and Notes Tender Offers.

     On December 3, 2001, the Purchaser extended the Offer and the Notes Tender Offers until January 7, 2002, and mailed to Company stockholders the Supplement to the Offer to Purchase and to holders of the Notes a Supplement to the Offer to Purchase and Consent Solicitation Statement.

     During the Offer, Parent and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

8.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     Certain Legal Matters. On October 1, 2001, a lawsuit entitled Absolute Recovery Hedge Fund, L.P., Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank, was filed in the United States District Court for the Southern District of New York by plaintiffs seeking to assert claims on behalf of a class of all holders of the Senior Notes (the "Senior Noteholders"). The complaint (the "Complaint") names as defendants the Company, the Purchaser, Parent, State Street Bank and Trust Company and Fleet National Bank. The plaintiffs allege that the Company has assumed fiduciary responsibilities to its creditors and that it has breached these duties along with provisions of the indentures related to the Senior Notes and implied covenants of fair dealing in the indentures related to the Senior Notes by permitting, facilitating and/or favoring the proposed transaction. The plaintiffs allege that State Street Bank and Trust Company and Fleet National Bank, as trustees under the indentures related to the Senior Notes (collectively, the "Trustees"), breached their fiduciary duties to the Senior Noteholders. The plaintiffs allege that Parent aided and abetted the Company's and the Trustees' alleged breaches. The plaintiffs seek, among other requested items of relief, to enjoin the defendants from completing the transaction or if consummated, rescission of the transaction, the imposition of a constructive trust on the Company's assets for the benefit of its creditors and damages, fees and expenses.

     On October 9, 2001, the plaintiffs filed a Motion for a Temporary Restraining Order seeking a temporary restraining order preventing the Company, the Purchaser, Parent and the Trustees from: (1) accepting, or causing acceptance for payment of, any and all of the Shares and the Senior Notes tendered pursuant to the Offer and Notes Tender Offers; (2) accepting consents with respect to the proposed amendments to the Senior Notes and the indentures related thereto, giving notice to either the Depositary or The Depository Trust Company, and announcing the withdrawal deadline with respect to the consent solicitation for the Senior Notes; (3) amending, supplementing and/or modifying the terms, in any manner, of the indentures related to the Senior Notes; and (4) consummating the Merger.

     On October 10, 2001, Parent and the Purchaser filed papers in opposition to the Motion for a Temporary Restraining Order.

     On October 10, 2001, the Company also filed papers in opposition to the Motion for a Temporary Restraining Order.

     On October 11, 2001, Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. filed an amended complaint in their lawsuit initiated on October 1, 2001 (the "Amended Complaint") against Parent, the Purchaser, the Company, State Street Bank and Trust Company and Fleet National Bank. The Amended Complaint, among other changes and additions, adds allegations that the Notes Tender Offers are coercive, inadequately disclosed and violate Section 14(e) of the Exchange Act and Rule 14e-3 promulgated thereunder. Parent, the Purchaser and the Company believe that the lawsuit and the Amended Complaint is without merit and intend to defend against the lawsuit vigorously.

     On October 15, 2001, the parties to the litigation agreed to delay, without prejudice, the preliminary injunction hearing scheduled for October 23, 2001, and to suspend discovery and activities related thereto, in order to permit time for negotiations among Parent, the Company and certain holders of the Notes. The parties have further agreed that in the event that a new or different tender offer is announced by Parent, the Notes Tender Offers will be kept open for an additional period of at least twelve days after such revised terms or agreement is publicly announced.

     Regulatory Approvals. On October 15, 2001, the waiting period under the HSR Act expired without any regulatory challenge under the HSR Act to the consummation of the Offer or the Merger. The HSR Condition to the Offer was therefore satisfied as of such date.

9.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.

     If backup withholding applies to a stockholder, under current law the backup withholding rate for payments made after December 31, 2001 and before January 1, 2004 is 30%. See Section 5 of the Offer to Purchase.

10.  OTHER INFORMATION.

     As of November 30, 2001, 49,582,104 Shares had been validly tendered and not withdrawn pursuant to the Offer, which represents approximately 89% of the Company's outstanding Common Stock.

     Each stockholder must make his or her own decision based on his or her particular circumstances. Stockholders should consult with their respective advisers about the financial, tax, legal and other implications to them of accepting the Offer.

TEMPLE-INLAND ACQUISITION CORPORATION                           December 3, 2001

     Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

                        The Depositary for the Offer is:

                    COMPUTERSHARE TRUST COMPANY OF NEW YORK

           By Mail:                 By Overnight Delivery:                 By Hand:
      Wall Street Station              Wall Street Plaza               Wall Street Plaza
         P.O. Box 1010            88 Pine Street, 19th Floor      88 Pine Street, 19th Floor
    New York, NY 10268-1010           New York, NY 10005              New York, NY 10005
                                  By Facsimile Transmission:
                                  (For Eligible Institutions
                                             Only)
                                        (212) 701-7636

                                Confirm Facsimile by Telephone:
                                        (212) 701-7624

     Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. Requests for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or the Dealer Manager for the Offer at the addresses and telephone numbers set forth below.

                    The Information Agent for the Offer is:

                             D. F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll-Free (800) 549-6650

                      The Dealer Manager for the Offer is:

                              SALOMON SMITH BARNEY
                              388 Greenwich Street
                            New York, New York 10013
                         Call Toll-Free (877) 446-1850